SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. )

Sysorex Global Holdings Corp.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

87184N203

(CUSIP Number)

October 21, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[_]	Rule 13d-1(d)

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 770,331
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 770,331
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 770,331
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.07%
12	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 799,731
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 799,731
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,731
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.18%
12	TYPE OF REPORTING PERSON* IA

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 240,345
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 240,345
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 240,345
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.96%
12	TYPE OF REPORTING PERSON* BD

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Antin Children Irrevocable Trust Dtd 1/1/01
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 125,000
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 125,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON* OO

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [_] (b) [X]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 160,000
	6	SHARED VOTING POWER 1,165,076
	7	SOLE DISPOSITIVE POWER 160,000
	8	SHARED DISPOSITIVE POWER 1,165,076
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,076
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [_]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.28%
12	TYPE OF REPORTING PERSON* IN

Item 1(a). Name of Issuer:

Sysorex Global Holdings Corp., a Nevada corporation (the “Issuer”).

Item 1(b). Address of Issuer’s Principal Executive Offices:

2479 E. Bayshore Road, Suite 195

Palo Alto, CA 94303

Item 2(a). Name of Person Filing:

BRC Partners Opportunity Fund, L.P., a Delaware limited partnership (“BPOF”)

B. Riley Capital Management, LLC, a New York limited liability company (“BRCM”)

B. Riley & Co., LLC, a Delaware limited liability company (“BRC”)

Robert Antin Children Irrevocable Trust Dtd 1/1/01 (“Robert Antin Children Trust”)

Bryant R. Riley (“Mr. Riley”)

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b). Address of Principal Business Office or, if None, Residence:

The principal business address of each of BPOF, BRCM, BRC, Robert Antin Children Trust and Mr. Riley is:

11100 Santa Monica Blvd. Suite 800

Los Angeles, CA 90025

Item 2(c). Citizenship:

The citizenship of each of BPOF and BRC is Delaware.

The citizenship of each of BRCM is New York.

The citizenship of Robert Antin Children Trust is California.

The citizenship of Mr. Riley is the United States.

Item 2(d). Title of Class of Securities:

Common Stock, par value $0.001 (the “Common Stock”)

Item 2(e). CUSIP Number:

87184N203

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

[X]	Not applicable.

(a)	[_]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[_]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[_]	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	[_]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[_]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[_]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[_]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[_]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	[_]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	[_]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership

(a)	Amount beneficially owned:

As of the close of business on October 30, 2015, BPOF beneficially owned 770,331 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 770,331 shares of Common Stock directly owned by BPOF. Mr. Riley, as Chairman of BRCM and Portfolio Manager of BPOF, may be deemed to beneficially own the 770,331 shares of Common Stock directly owned by BRCM.

As of the close of business on October 30, 2015, BRCM beneficially owned 799,731 shares of Common Stock. BRCM, as the investment advisor and general partner of BPOF, may be deemed to beneficially own the 770,331 shares of Common Stock directly owned by BPOF. BRCM, in its capacity as investment manager to the B. Riley Diversified Equity Fund (the “mutual fund”), may be deemed to beneficially own the 29,400 shares of Common Stock directly owned by the mutual fund. Mr. Riley, as Chairman of BRCM, may be deemed to beneficially own the 29,400 shares of Common Stock directly owned by the mutual fund. Mr. Riley, as Chairman of BRCM, may be deemed to beneficially own the 799,731 shares of Common Stock directly owned by the BRCM.

As of the close of business on October 30, 2015, BRC beneficially owned 240,345 shares of Common Stock. Mr. Riley, as the Chairman of BRC, may be deemed to beneficially own the 240,345 shares of Common Stock directly owned by BRC.

As of the close of business on October 30, 2015, Robert Antin Children Trust beneficially owned 125,000 shares of Common Stock. Mr. Riley, as the Trustee of Robert Antin Children Trust, controls the voting and investment decisions. Accordingly, Mr. Riley may be deemed to have beneficial ownership of the 125,000 shares held by Robert Antin Children Trust.

As of the close of business on October 30, 2015, Mr. Riley beneficially owned 80,000 shares of Common Stock in his 401(k) plan. In addition, Mr. Riley can be deemed to have beneficial ownership over the 80,000 shares owned in his children’s custodial accounts of which he is the Custodian. By virtue of his relationships with BPOF, BRCM, BRC, and the Robert Antin Children Trust discussed above, Mr. Riley may also be deemed to beneficially own the 770,331 shares of Common Stock beneficially owned by BPOF, the 799,731 shares of Common Stock beneficially owned by BRCM, the 240,345 shares of Common Stock beneficially owned by BRC, and the 125,000 shares of Common Stock beneficially owned by Robert Antin Children Trust.

The foregoing should not be construed as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of the Reporting Persons disclaims beneficial ownership of the shares of Common Stock that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(b)	Percent of class:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 25,118,648 shares of Common Stock as reported in the Issuer’s Prospectus filed with the SEC on September 28, 2015.

As of the close of business on October 30, 2015, BPOF directly owned approximately 3.07% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), each of BPOF and Mr. Riley may be deemed to beneficially own approximately 3.07% of the outstanding shares of Common Stock, which are directly owned by BPOF.

As of the close of business on October 30, 2015, BRCM directly owned approximately 3.18% of the outstanding shares of Common Stock. By virtue of their relationships described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.12% of the outstanding shares of Common Stock, which are directly owned by the mutual fund and approximately 3.07% of the outstanding shares of Common Stock, which are directly owned by BPOF.

As of the close of business on October 30, 2015, BRC directly owned approximately 0.96% of the outstanding shares of Common Stock. By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.96% of the outstanding shares of Common Stock, which are directly owned by BRC.

As of the close of business on October 30, 2015, Robert Antin Children Trust directly owned approximately 0.5% of the outstanding shares of Common Stock. By virtue of his relationship described above in Item 4(a), Mr. Riley may be deemed to beneficially own approximately 0.5% of the outstanding shares of Common Stock, which are directly owned by Robert Antin Children Trust.

As of the close of business on October 30, 2015, Mr. Riley directly owned in his 401(k) approximately 0.32% of the outstanding shares of Common Stock. Mr. Riley also directly owned in his children’s custodial accounts approximately 0.32% of the outstanding shares of Common Stock By virtue of his relationships with BPOF, BRCM, BRC, and the Robert Antin Children Trust discussed above, Mr. Riley may also be deemed to beneficially own the approximately 3.07% of the outstanding shares of Common Stock beneficially owned by BPOF, approximately 3.18% of the outstanding shares of Common Stock beneficially owned by BRCM, approximately 0.96% of the outstanding shares of Common Stock beneficially owned by BRC, and approximately 0.5% of the outstanding shares of Common Stock beneficially owned by Robert Antin Children Trust.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [  ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2015	BRC PARTNERS OPPORTUNITY FUND, LP

	By:	B. Riley Capital Management, LLC,
its General Partner

	By:	/s/ Bryant R. Riley
	Name:	Bryant R. Riley
	Title:	Chairman

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

B. RILEY & CO., LLC

By	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chairman

ROBERT ANTIN CHILDREN IRREVOCABLE TRUST DTD 1/1/01

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Trustee

BRYANT RILEY

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley